Patent License and Intellectual Property Exploitation Agreement

between

BALLARD POWER SYSTEMS INC.
9000 Glenlyon Parkway,
Burnaby, British Columbia V5J 5J8, Canada,
Tax-ID No. 83220 2493
- hereinafter referred to as Ballard -

and

AUDI AG
85045 Ingolstadt, Germany
VAT-ID: DE 811115368
- hereinafter referred to as Audi -

- jointly designated as the Parties and individually as Party -

RECITALS
WHEREAS, Ballard and Audi are parties to a Technology Development Agreement dated as of June 11, 2018 (“TDA-3”) and a Technology Development Agreement dated as of March 1, 2013 (“TDA-2.5”);
WHEREAS, Ballard and Volkswagen AG are parties to a Technology Development Agreement dated as of March 1, 2013 (“TDA-1”) as amended by a TDA Amending Agreement dated as of February 11, 2015 (TDA-1 as amended being “TDA-2”);
WHEREAS, VW assigned TDA-2 to Audi pursuant to a TDA Assignment and Amending Agreement made as of December 21, 2017;
WHEREAS, Ballard and Audi are parties to a Transfer and License Agreement dated February 11, 2015 (the “TLA”);
WHEREAS, Ballard and Audi intend to amend TDA-3 with an amendment agreement effective on the Effective Day of this Agreement (TDA-3 as amended is “TDA-4”);
WHEREAS, the Parties granted each other certain licenses to make use of intellectual property under certain restrictions in TDA-1, TDA-2, TDA-2.5, TDA-3, and the TLA (together the “Existing Agreements”);
WHEREAS, the Parties want to amend the Intellectual Property exploitation rights and restrictions set forth in the Existing Agreements and the TDA 4; and
NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, receipt of which is hereby acknowledged, Ballard and Audi hereby agree as follows.
1.DEFINITIONS
Capitalized terms which are not defined in this Agreement shall have the meaning given to them in TDA-4. As used in this Agreement, the following terms have the following meanings:
1.1    “Affiliate” of a particular Person means a Person that, directly or indirectly, Controls, is under common Control with, or is Controlled by, the specified Person. For Audi, Affiliate includes Volkswagen AG and its Affiliates and Audi´s and Volkswagen AG’s Chinese joint venture companies, in particular FAW- Volkswagen Automotive Company, Ltd., Shanghai Volkswagen Automotive Company, Ltd., JAC Volkswagen Automotive Co., Ltd. (Hefei City, China).
1.2    “Agreement” means this Patent License and Intellectual Property Exploitation Agreement, including its annexes.
1.3    “Audi Licensed IP” means:
a.Ballard Arising IP, all Joint Arising IP, Improvements to Ballard Non-Stationary Background IP, and Ballard Sideground IP;
b.all intellectual property previously assigned to Audi and VW, as applicable, pursuant to TDA-1, TDA-2, TDA-2.5, and TDA-3; and
c. the TLA IP Assets.
Audi Licensed IP includes, but is not limited to, the Patents listed in Annex B.
1.4    “Audited Party” has the meaning ascribed in Section 6.2.

1.5    “Ballard Arising IP” means all Intellectual Property Rights developed, created or conceived by any member of the Ballard Group or by any Subcontractor and arising from the Work under TDA-4 after the Effective Date, but, for greater certainty, excluding Ballard Background IP and Ballard Sideground IP.
1.6    “Ballard Background IP” means all Intellectual Property Rights relating to Fuel Cells, BOP and Fuel Cell Systems held by Ballard, by any other member of the Ballard Group or by BDF Holdings as at the date of TDA-1.
1.7    “Ballard Licensed IP” means Ballard Non-Stationary Background IP and/ or Ballard Sideground IP and any other Ballard Background IP incorporated or provided by Ballard, any Ballard Group member, BDF Holdings or any Subcontractor into, as part of or covering, the Work or any Deliverable, and includes, but is not limited to, the Patents listed in Annex C.
1.8    “Bankruptcy Event” has the meaning ascribed in Section 19.
1.9    “Ballard Sideground IP” means all Intellectual Property Rights of any member of the Ballard Group relating to Fuel Cells, BOP and Fuel Cell Systems arising after the date of TDA-1, but independent of and not arising from Ballard's efforts under TDA 1, TDA-2, TDA 2.5, TDA-3, or TDA-4, or from any Confidential Information provided to Ballard by or on behalf of VW or Audi.
1.10    “Control”, including the terms “controlled by” and “under common control of”, means (for the purpose of section 1.1) the power to direct or cause the direction of the management and policies of such entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
1.11    “Effective Date” shall be October 26th, 2020.
1.12    “Existing Agreements” has the meaning ascribed in the Recitals.
1.13    “Field” means any application area in which Licensed Products may be used or installed.
1.14    “Future Derivative Stack” means a fuel cell stack that incorporates (a) a bipolar plate design with the same bipolar plate geometry as the ST452 Stack, except for minor changes in bipolar plate geometry, (b) the bipolar plates are made out of [commercially sensitive information redacted], and (c) the same membrane electrode assembly sealing concept as the ST452 Stack. For certainty, reducing or increasing the number of cells in a stack or reducing or extending the length of a bipolar plate while keeping all other bipolar plate geometry constant would result in such a Fuel Cell being a Future Derivative Stack.
1.15    “Have Manufactured” means the right to have a Third Party make a product for the use and benefit of a Party or its sub-licensees exercising the have manufactured right, provided that such product is a Licensed Product.
1.16    “Intellectual Property Rights” of a Person means that Person's right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices, software (including source code, object code, executables, macros, scripts and libraries), techniques and other forms of intellectual property rights (other than trademarks and trade names), including all Patent Rights, Know-How, trade secret rights, copyrights, moral rights, performance rights, industrial design rights and any other proprietary rights, whether registered or unregistered which may subsist anywhere in the world, and further including all applications for registration or issuance of any of the foregoing, all priority and convention rights in any of the foregoing, and all rights to file any such applications.
1.17    “Licensed Patents” means a Patent licensed or sublicensed pursuant to this Agreement by either Ballard or Audi.
1.18    “Licensed Products” means (a) Royalty Stacks, and (b) Fuel Cells, BOP, and Fuel Cell Systems, each incorporating one or more Royalty Stacks.
1.19    “Licensed IP” means, as the context may require, either Audi Licensed IP, Ballard Licensed IP, or both.
1.20    “Manufactured” means to have made by a Party or its sub-licensees or made by a Third Party under such Party or its sub-licensees’ Have Manufactured rights.
1.21    “Patent” means any patent or utility model worldwide arising under statutory or common law including patent applications anywhere in the world, including all substitutions, continuations, continuations in part, divisions, renewals, reissues, re-examinations and extensions.
1.22    “Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity.
1.23    “Reporting Period” has the meaning ascribed in Section 5.1.
1.24    “Royalty Stack” means an ST452 Stack or a Future Derivative Stack.
1.25    “Sale”, “Sell” or “Sold” means to sell, offer for sale, distribute, dispose, rent, lend, lease, commercialize, exploit, or otherwise transfer for money or any other form of compensation or consideration.
1.26    “Sale Price” means:
a.    If a Royalty Stack is Sold as a distinct item from a Fuel Cell System, the price of the Royalty Stack converted to U.S. dollars at the spot exchange rate posted by the European Central Bank on the last date of the applicable Reporting Period plus the fair market value of any non-cash consideration and excluding taxes, duties, and delivery charges; or
b.If a Royalty Stack is Sold as a component of a Fuel Cell System, then:
i.The Sale Price shall be deemed to be the weighted average sales prices of Royalty Stacks Sold as a distinct item from a Fuel Cell System in the last Reporting Period in which a Royalty Stacks was Sold as a distinct item from a Fuel Cell System; and
ii.If no Royalty Stacks have been Sold as a distinct item from a Fuel Cell System in a prior Reporting Period, then the Sale Price shall be determined as follows:
a.For Sales of less than [commercially sensitive information redacted] Royalty Stacks in the Reporting Period: USD [commercially sensitive information redacted];
b.For Sales between [commercially sensitive information redacted] and [commercially sensitive information redacted] Royalty Stacks in the Reporting Period: USD [commercially sensitive information redacted];
c.For Sales between [commercially sensitive information redacted] and [commercially sensitive information redacted] Royalty Stacks in the Reporting Period: USD [commercially sensitive information redacted] and

d.For sales above [commercially sensitive information redacted] Royalty Stacks in the Reporting Period: USD [commercially sensitive information redacted].
For the avoidance of doubt: The value identified in 1.26.b.ii.A. through 1.26.b.ii.D. shall be applied for the entire number of Royalty Stacks Sold during a Reporting Period.
1.27    “ST452 Stack” means that fuel cell stack that was developed under Existing Agreements and TDA-4.
1.28    “Third Party” means any Person that is not a Party or an Affiliate of a Party.
1.29    “TDA-1”, “TDA-2”, “TDA-2.5”, “TDA-3”, and “TDA-4” each has the meaning ascribed in the Recitals.
1.30    “TDA-3 Amendment No. 1” means Amendment No. 1 to Technology Development Agreement dated as of the Effective Date between Ballard and Audi.
1.31    “TLA IP Assets” means the IP Assets as such phrase is defined in the TLA.
1.32    “Term” has the meaning ascribed in Section 7.1.
1.33    “TLA” has the meaning ascribed in the Recitals.
1.34    “Use” means to research, have researched, design, have designed, develop, have developed, test, have tested, Manufacture, Have Manufactured, market, have marketed, Sell, commercially service, have commercially serviced, commercially use, and have commercially used.
2.NO FUTURE LICENSE RESTRICTIONS
Audi may grant non-exclusive licenses to Audi Licensed IP in all Fields to any Affiliate or Third Party without the consent of Ballard. Ballard may grant non-exclusive licenses to Ballard Licensed IP in all Fields to any Affiliate or Third Party without the consent of Audi. Any restrictions on the right to grant licenses in the Existing Agreements are removed.
3.LICENSE FROM AUDI TO BALLARD
3.1    License Grant
Audi grants to Ballard on behalf of itself and Volkswagen AG for use in all Fields a worldwide, perpetual, non-exclusive, sub-licensable (but not further sub-licensable), royalty-bearing, and non-transferable license to all Audi Licensed IP to Use Licensed Products.
3.2    Sub-licenses
Ballard may grant sub-licenses to its Affiliates and Third Parties which are not further sub-licensable. Ballard shall timely inform Audi about the grant of any sub-licenses and the scope of such grant.
3.3    Licenses for other products
If the Parties identify products Sold by Ballard for which a license under the Audi Licensed IP is needed and which are not Licensed Products, Audi will offer such licenses upon request by Ballard under conditions which are substantially similar to the terms and conditions of sections 3.1 and 3.4 of this Agreement.
3.4    Royalties
Ballard will pay a royalty of [commercially sensitive information redacted]% of the Sale Price of each Royalty Stack for Sales for all Fields, except on Sales for use in:

a.the [commercially sensitive information redacted] Field; and
b.in [commercially sensitive information redacted] in the Vehicular Field.
Notwithstanding the foregoing, Sales of Royalty Stacks under sub-licenses granted by Ballard in the field of [commercially sensitive information redacted] are subject to royalty payments.
The royalty on Sales of Royalty Stacks will be payable by Ballard for Sales by sub-licensees of Ballard on the same basis as royalties would be payable by Ballard.
3.5    Ballard Royalty Credit.
As consideration for the amendment of TDA-3 as provided for in TDA-3 Amendment No. 1, Audi hereby grants to Ballard a credit against the payment of royalties in the amount of USD [commercially sensitive information redacted]. As such, royalty payments from Ballard to Audi will only be due for royalties exceeding USD [commercially sensitive information redacted] in total from the beginning of Sales of Licensed Products.
4.LICENSE FROM BALLARD TO AUDI
4.1    License Grant.
Ballard grants to Audi for use in all Fields a worldwide, perpetual, non-exclusive, sub-licensable (but not further sub-licensable), royalty-bearing, and non-transferable license to all Ballard Licensed IP to Use Licensed Products.
4.2    Sub-licenses.
Audi may grant sub-licenses to its Affiliates and Third Parties which are not further sub-licensable. Audi shall timely inform Ballard about the grant of any sub-licenses and the scope of such grant. Sub-licensees of Audi are subject to royalty payments by the sub-licensee according to Section 4.3 below.
4.3    Royalties
Audi will pay a royalty of [commercially sensitive information redacted]% of the Sale Price of Royalty Stacks in all Fields, except for Sales of Licensed Products for which no use of the Ballard Licensed IP can be shown.
For the avoidance of doubt, royalties will not be payable on Audi’s or its sub-licensee’s Sales of Licensed Products incorporating Royalty Stacks Sold by Ballard to Audi.
5.PAYMENTS, REPORTING, INVOICING, AND TAXES
5.1    Reports
Each Party shall submit written reports to the other Party for each six-month period from January 1 to June 30 and from July 1 to December 31 (each such six-month period a “Reporting Period”), the first report to be submitted in the Reporting Report in which the Party starts selling Licensed Products. The report shall contain: (a) the type and quantity of Royalty Stacks sold; (b) the Sales Price of the Royalty Stacks; (c) the name of the sub-licensee (if the Sale is done by a sub-licensee); and (d) the country to which the Royalty Stack or Licensed Products was Sold. The Parties shall provide each report to the other Party no later than sixty (60) days after the end of each Reporting Period to the address provided in Section 15.2.

Prior to the first Sale of Licensed Products the Parties shall confirm no later than sixty (60) days after the end of each calendar year in writing that no royalty-bearing Sales of Licensed Products have occurred. If no Licensed Products are Sold by a Party during a particular Reporting Period, the Party shall so report.
5.2    Invoicing
For each Reporting Period the Party receiving the report will send to the other Party an invoice stating the amount due. The recipient of the invoice shall settle this invoice no later than sixty (60) days after receipt of such invoice. Details of the invoicing process are specified in Annex A of this Agreement.
5.3    Late Payments
Late payments shall be subject to interest on any overdue payment, commencing on the date such payment becomes due until such payment is made in full, at an annual rate equal to the 1 year EURIBOR rate as reported at https://www.euribor-rates.eu as of the due date plus five percent (5%). If such interest rate exceeds the maximum legal rate permitted in the jurisdiction where a claim therefor is being asserted, the interest rate shall be reduced to the applicable maximum legal rate.
5.4    Taxes
Each Party is responsible for the payment of any taxes, duties, levies, and other charges including, but not limited to sales, use, gross receipts, excise, ad valorem and any other taxes imposed by tax authorities on itself. Details of the taxation rules are specified in Annex A of this Agreement.
6.RECORDS AND AUDITS FOR LICENSED PRODUCTS
6.1    Records
The Parties agree to keep records and accounts showing the Manufacturing of Royalty Stacks during the Term, in sufficient detail to enable the royalties payable by each Party, on behalf of itself and its sub-licensees, to be determined. Each Party shall preserve and maintain all such records and accounts required for audit for a period of five (5) years after the Reporting Period for which the records and accounts apply.
6.2    Audit of Records
Each Party (the “Audited Party”) further agrees to permit its records and accounts related to the Manufacturing of Licensed Products to be examined from time to time but no more than once per calendar year, during business hours on business days by an independent auditor appointed by the other Party with the consent of the Audited Party which shall not be unreasonably withheld to the extent necessary to verify that reports and payments have been made in accordance with this Agreement. The examinations shall include all records and accounts as may under internationally recognized accounting practices be expected to contain information bearing upon the amount of royalties payable in accordance with this Agreement, all in sufficient detail for such independent auditor to be able to complete an audit in accordance with international auditing standards. For the avoidance of doubt, such records and accounts shall be treated as confidential information of the Audited Party. The cost of such audit shall be borne by the other Party, unless such audit determines that the Audited Party has underpaid the royalties due pursuant to this Agreement more than five percent (5%) of the total royalties payable for Sales of Licensed Products during the audit period; in which case, the Audited Party shall reimburse the other Party for the cost of such audit.

7.TERM AND TERMINATION
7.1    Term
This Agreement shall become effective on the Effective Date and, unless earlier terminated in accordance with Section 7.2, and shall continue in full force and effect until the expiration of the last of the Licensed Patents (the “Term”).
7.2    Termination for Material Breach
Failure to (a) cure an event of material breach within sixty (60) days after receipt of notice describing such material breach or (b) dispute in good faith within sixty (60) days after receipt of notice describing such material breach, shall entitle the Party giving such notice to terminate this Agreement. If the Party disputing the allegation of material breach is found to have committed the breach, the breaching Party shall have sixty (60) days from final determination of the dispute to cure the breach.
For the avoidance of doubt, in case of any termination or expiration of this Agreement the licenses granted to any Licensed Product already Sold shall remain in existence and become perpetual.
7.3    Surviving Clauses
Provisions contained in this Agreement that are expressly stated to survive, or that by their sense and context are intended to survive, the termination or expiration of this Agreement shall so survive such termination or expiration.
7.4    Transfer of Licensed Patents
This Agreement and the licenses granted herein will continue until the termination or expiration of this Agreement despite any transfer of any Licensed Patents to a Third Party.
8.ENFORCEMENT
The Parties are not obligated by virtue of this Agreement to bring or prosecute any actions or suits against Third Parties for Patent infringement of the Licensed Patents. Neither Party may institute or maintain patent infringement actions against Third Parties based upon Licensed IP that is owned by or sublicensed from the other Party without the consent of the owner of the Licensed IP and, in the case of Licensed IP that is sublicensed, also the other Party’s prior written consent.
9.DEFENSE IN CASE OF REVOCATION ACTIONS TARGETED AT AUDI LICENSED IP
Ballard shall cooperate in good faith with AUDI in the defense and response to revocation actions targeted at Audi Licensed IP transferred to Audi by Ballard. The costs and expenses of any such defense and response (including fees of attorneys and other professionals) shall be borne by Audi (including the reasonable out-of-pocket expenses of Ballard and its Related Parties but excluding Ballard's independent legal counsel expenses).
10.REPRESENTATIONS, WARRANTIES AND DISCLAIMERS
10.1    Each Party represents and warrants that (a) this Agreement does not violate any of such Party’s existing agreements, and (b) that such Party has the authority, power and right to convey the rights or accept the obligations created pursuant to this Agreement.

10.2    Each of the Parties acknowledges and agrees that:
10.2.1    No warranty or representation either expressed or implied is made by the other Party that any Use of a Licensed Products will be free from infringement of Patents, copyrights or other intellectual property rights of any Third Party;
10.2.2    No warranty or representation either expressed or implied is made by the Parties as to the validity, enforceability or scope of any Licensed Patents;
10.2.3    There is no obligation for a Party to maintain any Licensed Patents; and
10.2.4    The Parties have no obligation to make any determination as to the applicability, suitability, usefulness or fitness of any Licensed Patents to any product, service, invention, technology or process or part thereof.
10.3    Each Party agrees that, upon notice from the other Party, it will not enforce any injunction for alleged infringement of its Licensed Patents against direct or indirect suppliers of the other Party and its sub-licensees for direct or indirect deliveries to the other Party and/or its sub-licensees.
10.4    Except as otherwise provided in Section 10.1 above, each Party makes no representations; extends no warranties of any kind, either express or implied, and assumes no responsibilities whatsoever with respect to the Use of any Licensed Product, service, or part thereof by the other Party or its sub-licensees or any direct or indirect supplier or vendee or other transferee the other Party or its sub-licensees.
11.APPLICABLE LAW AND DISPUTE RESOLUTION
11.1    Applicable Law
This Agreement will be governed by and construed and enforced in accordance with the laws of the Federal Republic of Germany to the exclusion of the UN Convention on Contracts for the Sale of Goods.
11.2    Settling Disputes
If at any time a dispute, claim, question or difference arises out of or in connection with this Agreement or in respect of any legal relationship associated with or derived from this Agreement (a “Dispute”), a Party that wishes that the issue be considered further will give notice to the other Party requiring that such issue or dispute be decided pursuant to this Section 11.
11.3    Referral to Senior Officers
If Notice is given pursuant to Section 11.2, a Party may ask a designated senior officer of each of the Parties forthwith to initiate discussions with one another with a view to settling the Dispute. For this purpose, the designated senior officer of Audi shall be Head of Intellectual Property (I/FL-G) and the designated senior officer of Ballard shall be its President and CEO, unless otherwise notified from time to time.
11.4    Decision Binding
A decision reached by such senior officers and communicated by them in writing to the Parties will be binding on the Parties and will be implemented.
11.5    Submission to Arbitration
If no decision with respect to an issue or dispute of which notice is given pursuant to Section 13.1 is so communicated by such senior officers within twenty (20) Business Days thereafter, any Party may at any time after such notice is given, by further notice given to the other Party, submit the issue or dispute for resolution by a court of arbitration consisting of a single arbitrator, if the Parties so agree, or otherwise to a panel of three arbitrators, appointed and acting under the Rules of Arbitration of the International Chamber of Commerce and no Party will pursue any remedy or action in any other court or jurisdiction except as expressly provided in this Section 11.
11.6    Acceptance and Implementation
Each Party will accept as final and binding, and proceed in good faith diligently to implement, the award or decision of the arbitrator(s) on an arbitration pursuant to Section 11.5. Each Party irrevocably and unconditionally (a) consents to the jurisdiction of any such arbitration proceeding and waives any objection that it may have to personal jurisdiction or the laying of venue of any such proceeding; and (b) knowingly and voluntarily waives its rights to have disputes tried and adjudicated by a judge and jury except as otherwise expressly provided herein. The Parties hereby expressly exclude all remedies and setting aside of proceedings and waive fully any action for annulment by virtue of the laws of British Columbia and/or of Germany and/or the applicable provisions of the Swiss Private International Law Statute.
11.7    Conduct of Arbitration
All arbitration proceedings will be conducted in Zurich, Switzerland under the Rules of Arbitration of the International Chamber of Commerce in the English language. The arbitrators shall resolve any discovery disputes. Nothing herein shall prevent the Parties from settling any dispute by mutual agreement at any time.
Except as otherwise required by law, the Parties and the arbitrator(s) shall maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.
11.8    Arbitration Award
Any arbitration award will be in writing, in the English language, and will contain the reasons for the award as well as a decision regarding payment of costs by the Parties. The court of arbitration will not have the power to grant provisional and conservatory measures including injunctions, restraining orders and specific performance, and each Party reserves its right to apply for such remedies to any ordinary court of competent jurisdiction, in which case such Party may apply directly to such court without complying with Section 11.2 or Section 11.3.
12.WAIVER
No waiver of the terms and conditions of this Agreement, or the failure of either Party strictly to enforce any such term or condition on one or more occasions, will be construed as a waiver of the same or of any other term or condition of this Agreement on any other occasion. A waiver of any right or remedy under this Agreement will be binding on a Party only if it is expressly stated in a written document that (a) specifically refers to this Agreement and expressly states such Party’s intent to waive one or more rights or remedies under this Agreement, and (b) is signed by an authorized representative of such Party.
13.ASSIGNMENT
Except as otherwise provided in this Section 13, neither this Agreement nor any license, right or obligation hereunder shall be assignable or otherwise transferable by any Party, in whole or in part, without the prior written consent of the other Party. In the event of a change of control of a Party, this Agreement shall remain in effect without modification notwithstanding such change in control.

14.SEVERABILITY
If any provision in this Agreement is held to be invalid or unenforceable in whole or in part (the “Invalid Provision”), the remaining portions of such provision (if any) and the other provisions in this Agreement will remain in effect and the Invalid Provision will remain in effect to the maximum extent allowed by law. With respect to any Invalid Provision, the Parties shall use best efforts to find a legally valid replacement provision for such Invalid Provision which covers the intent of the Invalid Provision.
15.NOTICES AND OTHER COMMUNICATIONS
15.1    All notices, requests, demands, consents, agreements and other communications required or permitted to be given or made under this Agreement shall be in writing and in the English language and shall be: (a) delivered personally; (b) mailed by registered mail; (c) transmitted electronically; or (d) delivered by courier.
15.2    All such communications shall be addressed as set forth below, provided that either Party may change its notice address and/or contact information by providing notice of the new address and/or contact information to the other Party in accordance with this Section 15.

Ballard Power Systems Inc. General Counsel 9000 Glenlyon Parkway Burnaby, B.C. V5J 5J8 Email: kerry.hillier@ballard.com	[notice address redacted] Email: [notice email address redacted] With reference to “Ballard-Audi License Agreement”
16.ENTIRE AGREEMENT AND AMENDMENTS
16.1    Entire Agreement. This Agreement constitutes and contains the entire agreement and understanding between the Parties with respect to the subject matter of this Agreement, and supersedes all prior discussions, agreements, and understandings of any and every nature, whether written or oral, with respect to such subject matter.
16.2    No other Licenses. Except for the licenses and sub-license rights granted above in section 3 and 4, no other implicit or explicit IP licenses are granted and no other rights are transferred by the parties.
16.3    Conflict or Inconsistency. In case of any conflict or inconsistency between the terms of the Existing Agreements and the terms of this Agreement, the terms and conditions of this Agreements shall prevail and be binding.
16.4    Amendments. No amendments, modifications, changes, alterations or supplements to this Agreement shall be enforceable or binding upon the Parties unless in a writing expressly referring to this Agreement and executed by each of the Parties.
17.CONFIDENTIALITY
Each Party undertakes to keep strictly confidential all information received or obtained under this Agreement, including but not limited to the contents of this Agreement, and not to disclose to any Third Party any such information, unless: (a) such disclosure is required by (i) law, (ii) regulation, or (iii) applicable stock exchange rules; (b) such disclosure is made in an arbitration, litigation, or similar proceeding provided that a protective order or similar undertaking reasonably limits disclosure of the terms of this Agreement; (c) such disclosure is necessary for performance of the rights and obligations under this Agreement, provided however, that in any such case, such disclosure shall be limited to only those terms that are strictly necessary for performance; or (d) the relevant information previously has been made available to the public by means other than breach of this confidentiality undertaking. Any disclosure to Affiliates of the Parties shall be limited to need to know and subject to confidentiality obligations similar to this Section 17. This Section 17 shall survive any termination or expiration of this Agreement for a period of five (5) years after the date of such expiration or termination.
18.NO ADMISSION
Nothing in this agreement shall be interpreted as an admission by either Party as to validity, essentiality, or infringement by such Party’s Licensed Products of any Licensed Patent owned by the other Party. For the avoidance of doubt, the Parties reserve the right to challenge the validity of any Licensed Patents.
19.IP LICENSES AND BANKRUPTCY OF A LICENSOR
It is the intent of the Parties that, to the maximum extent permitted by law, the licenses granted pursuant to this Agreement and the rights under the licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, granted sufficiently so that they survive and remain in full force and effect, and enforceable in accordance with their terms for the benefit of the Party receiving rights under the applicable license upon and following any event or circumstance in which the applicable Party granting a license is wound up, ceases to continue operating as a going concern, or becomes insolvent, bankrupt, dissolved or subject to the control or direction of a receiver, liquidator, creditor or the like (each a “Bankruptcy Event”). The Parties agree that the licensed Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights received under an applicable license notwithstanding any Bankruptcy Event of the other Party.
20.INTERPRETATION
20.1    Certain Phrases
In this Agreement (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation" and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". Unless otherwise specified, the words "Article", "Section" and other subdivision followed by a number or "Schedule" mean and refer to the specified Article, Section or other subdivision of, or Schedule to, this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from but excluding" and the words "to" and "until" each mean "to and including".
20.2    General Interpretation
In this Agreement:
20.2.1    The term “will” has the same meaning as “shall”, and any reference to “will” is to be construed as “shall”.
20.2.2.    When calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded.
20.2.3    Any references to times or dates shall apply local time in Vancouver, British Columbia.
20.2.4    Words or abbreviations which have well known or trade meanings are used herein in accordance with their recognized meanings unless otherwise defined.

20.2.5    Unless otherwise specified, “days” means calendar days.
20.2.6    Any rule of construction that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.
20.2.7    The terms “hereof”, “hereunder”, “herein”, “hereby”, “hereto”, “thereunder” and similar expressions refer to this Agreement and not to any particular part, section or other portion hereof and include any agreement supplemental hereto.
20.2.8    To the extent there is any inconsistency between this Agreement and any of the Schedules attached to this Agreement, the provisions of this Agreement shall prevail.
21.COUNTERPARTS
This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, BALLARD AND AUDI HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR AUTHORIZED REPRESENTATIVES AS OF THE DAY AND YEAR WRITTEN BELOW.
This Agreement has been duly executed by the Parties in two (2) identical originals of which the Parties have taken one (1) each.

Ballard Power Systems Inc.	AUDI AG
By: /s/ Randy MacEwen	By: /s/ Michael Hofmann
Signature	Signature
Randy MacEwen	Michael Hofmann
President and CEO	Head of Hydrogen Technology Center and Group Business Unit Fuel Cell
October 29, 2020	29.10.20
By: /s/ Tony Guglielmin	By: /s/ Richard Zollner
Signature	Signature
Tony Guglielmin	Richard Zollner
Vice President and CFO	Director IP
October 29, 2020	October 27, 2020

ANNEX A to the Patent License and Intellectual Property Exploitation Agreement
between Ballard and Audi

Taxes and Invoicing

A.1.The royalty fees set forth in Section 3.4 and Section 4.3 of the are net of any amounts in respect of value added tax within the meaning of the European Council Directive 2006/112/EC of 28 November 2006, as amended from time to time, and similar taxes in Canada or other countries (including sales tax, service tax, hereinafter together referred to as “VAT”).
A.2.The Parties acknowledge that the royalty fee set forth in Section 4.3 is subject to German VAT at the level of Audi (under the reverse charge mechanism).
A.3.The Parties acknowledge that the royalty fee set forth in Section 4.3 is not subject to Canadian VAT as long as Audi remains a non-resident of Canada.
A.4.As regards withholding tax and deduction of any amounts in respect of withholding taxes the following shall apply:
A.4.1    Each Party is entitled to withhold and deduct any amounts in respect of taxes from payments due to the other Party that it reasonably determines having to be withheld and deducted under applicable law or tax authority’s decree or order. In no event shall any payments due by one Party to the other Party be increased due to any withholding or deduction determined in accordance with the foregoing (no gross-up).
A.4.2    The Parties acknowledge that German withholding tax is to be withheld and deducted with respect to the royalty payments set forth in Section 4.3 unless and until a valid tax exemption certificate is received by Audi in accordance with Section 4.4.
A.4.3    In the case of withholding tax, the payer may withhold and deduct the amount applicable by law at the time of the respective payment and remit such withholding tax on behalf and for the account of the payee to the competent tax authority. The payer will issue an official certificate or comparable receipt in accordance with applicable law regarding withholding tax withheld and deducted and forward this document to the payee or provide the payee otherwise with the necessary evidence of payment of tax.
A.4.4    The Double Taxation Agreement between the Federal Republic of Germany and Canada of 19 April 2001 currently provides for complete exemption from withholding tax on the respective royalties payable under this Agreement. Upon receipt of a valid withholding tax exemption certificate, but not before, the payer will make the respective payments taking into account the content of the tax exemption certificate (i.e. without or with only partial tax deduction depending on the content and scope of the withholding tax exemption certificate). In the case of Canadian withholding tax, Ballard will assist Audi upon request as regards the application for a withholding tax exemption certificate and a potential recovery of any Canadian tax withheld, as the case may be. In the case of German withholding tax, Audi will assist Ballard upon request as regards the application for a withholding tax exemption certificate and a potential recovery of any German tax withheld, as the case may be.
A.5.The royalties shall be invoiced in US-$ with an Exchange Rate effective on the last day of a Reporting Period.
A.6.The invoices shall contain the following details:
A.6.1    The full name and the full address of the other Party;
A-1

A.6.2    The VAT identification number of Audi and the VAT identification number (or similar VAT identification) of Ballard;
A.6.3    The date of issue of the invoice;
A.6.4    The invoice number (unique number, that is issued by the other Party in order to identify invoices);
A.6.5    The quantity and type of goods supplied or the scope and nature of services rendered (i.e.: “Granting of license according to Section 3.1/4.1 of the Patent Licensing Agreement”);
A.6.6    The date(s)/period, on/in which the supply of goods was made or the services were rendered;
A.6.7    The amount of remuneration for the respective goods supplied or the services rendered;
A.6.8    The invoices issued by Ballard for the royalty fees set forth in Section 4.3 shall include the following wording: “German VAT is owed by AUDI AG in accordance with § 13 b of the German VAT Act (“reverse charge”).”
A.7.The Parties agree to inform each other immediately in writing about tax relevant changes in their company information (e.g. change in corporate name, address, tax residence or tax registration) as well as about changes on their respective side which may be relevant to the tax treatment of the services rendered herein (incl. changes relevant for the information to be included in the invoice in accordance with Section A.6 above).
A.8.Address for invoices sent to Ballard:
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8
Attention: Accounts Payable
A.9.Address for invoices sent to Audi:
AUDI AG
Head of IP
I/FL-G
85045 Ingolstadt
with email copy to [notice email address redacted] and to [notice email address redacted]
A-2

ANNEX B to the Patent License and Intellectual Property Exploitation Agreement
between Ballard and Audi

[commercially sensitive information redacted]

B-1

ANNEX C to the Patent License and Intellectual Property Exploitation Agreement
between Ballard and Audi

[commercially sensitive information redacted]

C-1